ZI CORPORATION REPORTS ACQUISITION PROPOSAL BY NUANCE

Unsolicited proposal made by Nuance to acquire Zi Corporation

CALGARY, AB, August 15, 2008 – Zi Corporation (NASDAQ: ZICA, TSX: ZIC) ("Zi") today announced that on Thursday, August 14, 2008, its board of directors received a letter from Nuance Communications, Inc. (NASDAQ: NUAN) ("Nuance") whereby Nuance proposed to acquire Zi Corporation. The proposal was not solicited by Zi Corporation. The proposal received is as follows:

George Tai
Chairman
Zi Corporation
2100, 840 - 7th Avenue S.W.
Calgary, Alberta
Canada
T2P 3G2

Dear George:

On behalf of Nuance Communications, Inc. ("Nuance"), I respectfully submit to the board of directors of Zi Corporation ("Zi Corporation") a proposal for the acquisition of Zi Corporation by Nuance. Under our proposal, Nuance will acquire all of the outstanding common shares of Zi Corporation in a negotiated cash offer at a price of U.S. $.80 per share. Our proposal represents a substantial premium of 150% over the closing price of Zi Corporation common shares on August 13, 2008, the last trading day prior to the public disclosure of our proposal, more than 125% over Zi Corporation's average closing price for the past 20 trading days and more than 100% over Zi Corporation's average closing price of the past 60 trading days.

We will fund the transaction with cash on hand. Further, we have considered with our advisors all legal and other requirements relating to this proposal and do not foresee any difficulties in its completion. Our proposal is subject to the negotiation and execution of a definitive agreement, approval of the agreement by our respective boards of directors and completion of limited confirmatory due diligence. Importantly, our due diligence will be aimed at confirming that there is no material adverse information not previously known to us. We are prepared to immediately deliver a draft definitive agreement to you and commence negotiations and due diligence. With your focused cooperation, we expect to complete and sign a definitive agreement and announce our proposed transaction within five days, and to close the transaction as soon as possible after signing.

In addition to the clear immediate financial benefits to Zi Corporation and its shareholders from our offer, and particularly in view of today's announcement reporting further deterioration in financial performance, it appears that Zi Corporation faces numerous challenges in both the short- and long-term that further underscore the value of our offer to Zi Corporation shareholders. These challenges include:

    -- The average daily trading volume of Zi Corporation's stock is extremely low, which creates a significant liquidity issue for Zi Corporation shareholders. This problem is exacerbated by the fact that due to the recent market performance of Zi Corporation stock, it is in danger of being de-listed as Nasdaq indicated in its August 1, 2008 letter to Zi Corporation; and

    -- Zi Corporation's most recent publicly filed financial statements report that Zi Corporation used $2.9 million in cash for operating and investing activities, excluding the one time reclassification of restricted cash, during the three-month period January 1, 2008 through March 31, 2008. This morning, Zi Corporation announced that it had used an additional $2.4 million in cash during the three month period ended June 30, 2008, reducing end of quarter cash to $2.6 million. If that trend continues, Zi Corporation will soon need to raise additional cash to avoid insolvency. Any necessary third party financing undertaken by Zi Corporation is likely to be highly dilutive to current shareholders and will not provide the benefits of a significant premium to the current stock price and liquidity offered by our proposal.

We believe that a negotiated transaction with Nuance would be the best way for Zi Corporation to maximize shareholder value, and in particular, to offer substantially superior value to Zi Corporation shareholders relative to any available alternatives. Given the importance of our proposal to Zi Corporation and its shareholders and the very real and immediate prospect for further diminution in the value of Zi Corporation with the passage of time, we ask the Zi Corporation Board to carefully consider our proposal and request that it advise us as to whether it is prepared to undertake discussions to advance the implementation of our proposal with its support by 5:00 p.m. (Pacific Time) on Friday, August 15, 2008.

Alternatively, if Zi Corporation's board of directors prefers not to provide us with the limited due diligence that we seek, Nuance is willing to undertake, without benefit of due diligence, a cash tender offer at a price of U.S. $0.65 per share for all of the shares of Zi Corporation, subject only to confirmation by Zi Corporation that it has not entered into any agreement to sell equity securities or incur any indebtedness since the date of its most recently published financial statements, nor entered into any commercial or other agreements outside of the ordinary course of business during that period and that it will not do so going forward. While this price is lower than the one we are prepared to pay if we are permitted to conduct limited due diligence, because this is an all cash offer, not subject to financing and is not conditioned upon due diligence, we believe it can be completed on an even more expedited and certain basis.

Concurrent with your agreement to proceed along either of the two suggested paths, Nuance is willing to commit up to $2 million of short term financing under reasonable terms and conditions, should Zi Corporation's Board of Directors deem it necessary and beneficial.

We look forward to hearing your response.

Very truly yours,

Nuance Communications, Inc.
Paul Ricci
Chairman and Chief Executive Officer

        cc: Board of Directors of Zi Corporation

The Board is considering the proposal and does not have any comment with respect to the proposal at this time.

About Zi Corporation:

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com.

For more information:
Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com